

10011784

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

NIGER OIL AND GAS INTERNATIONAL INC.
(Exact name of issuer as specified in its charter)

LOUISIANA TEL. (225) 757-2525
(State or other jurisdiction of incorporation or organization)

3867 PLAZA TOWER DRIVE, 1st FLOOR, BATON ROUGE LA 70816
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

3867 PLAZA TOWER DRIVE, 1st FLOOR, BATON ROUGE LA 70816
(Name, address, including zip code, and telephone number, including area code, of agent for service)

1311/1381/1382/1389/3533
(Primary standard Industrial Classification Code Number)

27-0249085
(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq*. Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

"BLACKGOLD" = PETROLEUM

PROSPECTUS

NIGER OIL AND GAS

EXPLORATION
PRODUCTION
RENEWABLE
ENERGY



INTERNATIONAL INC.

For an offer to Eligible Shareholders on and subject to the terms and conditions Outlined herein of up to approximately 55,000,000 Shares (pre-Consolidation) at an issue price of $0.0001 each to raise up to approximately $5,500

AND

For an offer to the public of up to 10,000,000 Shares (post-Consolidation) at an issue price of 50 cents each together with one free attaching Option to raise up to $5,000,000 with the Company reserving the right to accept Over-subscriptions of up to a further 2,500,000 Shares at 50 cents each and up to 2,500,000 free attaching Options to raise up to a further $1,250,000.

AND

For an offer, subject to Completion occurring, of 1 free Option for each post-Consolidation Share Held by the Expanded Shareholders.

Investment Highlights

- Participation in three or more drilling programs in USA/AFRICA within six months of listing:
- USA prospects all located in historic prolific producing basins most with multiple objectives in each well, offsetting existing production
- Potential for early cash flow from multi-well developments
- Potential stock re-rating on drilling success and cash-flow
- Quality management team (Geology/Geophysics, Engineering, Operations, Finance, Legal)
- Project generation alliances with experienced USA/AFRICA based geological teams

PUBLIC OFFERINGS, REGULATION A, FORM 1a
U S Securities and Exchange Commission

Important Information: This is an important document that should be read in its entirety. If you do not understand it you should consult your professional adviser/broker without delays. The securities offer by this prospectus are speculative in nature. Prospective investors should refer to the risk factors in Section 9.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE SECTION 9 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE neither OFFERING, NOR DOES IT PASSES UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

Key Statistics

SHAREHOLDER OFFER	
Shareholder offer price per share	$0.0001
Shares to be offer under this prospectus (Pre-Consolidation)	55,000,000
Maximum amount to be raised under the shareholder offer	$5,500

** Approval is being sought at the General Meeting for the Consolidation. If the Shareholder Offer is fully subscribed the 55,000,000 shares*

If Completion does not occur the Consolidation will not occur. However, the issue of Shares pursuant to the Shareholder Offer will proceed even if Completion does not occur.

PUBLIC OFFER	
Private offer price per share	50 cent
Shares to be offered under this Prospectus (Post Consolidation)	10,000,000
Over-Subscription up to attaching options are to be issued on one basis	2,500,000
Maximum amount to be raised under Public Offer including Over Subscription	1,250,000

OPTION OFFER
Attaching Options are, subject to Completion occurring, to be issued to the holders of post Consolidation
Shareholder Offer Shares and other Expanded Shareholders (post Consolidation) on a one for one basis.
If Completion does not occur the issue of attaching Options to holders of Expanded Shares will not occur.

Background & Summary of Offers

The Company currently has on issue 55 million ordinary fully paid Shares

The Company has an obligation to offer certain of its existing "eligible" shareholders the opportunity to subscribe for up to $500,000 in new Shares at a price of $0.0001 per Share ("Shareholder Offer").

This Shareholder Offer will proceed regardless of the outcome of the acquisition of Emerald Gas described below.

In the absence of the acquisition of Niger Oil and Gas International Inc, the Shareholder Offer will result in:

• An increase in the issued capital from 60 million Shares; and

• An increase in the Company's cash of up to $5,000,000 before costs of the issue.

In these circumstances (i.e. in the absence of the Niger Oil and Gas acquisition), negotiate and consummate a transaction that will satisfy the U S Securities and Exchange requirements to achieve reinstatement to quotation of the Company's Shares.

- Options over hydrocarbon exploration properties in USA and Africa.

By way of illustration, the table below shows the different numbers of Shares on issue post Consolidation for different amounts raised under the Shareholder Offer.

Following completion of the Shareholder Offer, the Private Offer, Completion of the acquisition of Niger Oil and Gas and consolidation of the Shares the capital structure of the Company will be as follows:

TABLE OF CONTENTS

(1) *Assuming Completion has occurred, the Shareholder Offer, the Public Offer and Over-subscriptions are fully subscribed and no Options have been exercised and no partly Paid Shares are paid up. Further details of the Company's capital structure at Completion are set out in Section 4.*

Important Notice

This Prospectus is dated May, 2010

No Shares or Options will be issued on the basis of this Prospectus later than 13 months after the date of this Prospectus.

Shares and Options issued pursuant to this Prospectus will be issued on the terms and conditions set out in this Prospectus.

Application will be made to Securities and Exchange within 7 days from the date of this Prospectus for the Shares and Options to be issued under this Prospectus to be admitted to quotation.

Applications for Shares or Options can only be made on an Application Form.

No person is authorized to give any information or to make any representation in connection with the Offers which is not contained in this Prospectus. Any information or representation not so contained may not be relied on as having been authorized by the Company in connection with the Offers.

The distribution of this Prospectus in jurisdictions outside United States may be restricted by law and therefore persons who come into possession of this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of those laws. This Prospectus does not constitute an offer of Shares or Options in any jurisdiction where, or to any person to whom, it would be unlawful to make such an offer.

Before deciding whether to apply for Shares or Options offered by this Prospectus Applicants should carefully read this Prospectus in its entirety and where necessary consult their professional advisers for advice in order to make an informed assessment. In particular, in considering the prospects of the Company, Applicants should consider the risk factors that could affect the financial performance of the Company. Investors should carefully consider these factors in light of their personal circumstances (including financial and taxation issues). The Company is undertaking exploration and mining development and the risks are therefore significant.

Share prices can fall as well as rise and the Shares and Options offered by this Prospectus should be considered speculative.

Refer to Section 9 for details relating to risk factors.

Certain words and terms used in this Prospectus have defined meanings which appear in Section 7.

Privacy Disclosure

The Company collects information about each Applicant provided on an Application Form for the purposes of processing Application Forms, and, if the Applicant is successful, to administer the Applicant's security holding in the Company.

By submitting an Application Form, each Applicant agrees that the Company may use the information provided on the Application Form for the purposes set out in this privacy disclosure statement and may disclose it for those purposes to the Company's share

registry, the Company's related bodies corporate, agents, contractors and third party service providers, including mailing houses and professional advisers, and regulatory authorities.
The Corporations Act requires the Company to include information about the security holder (including name, address and details of securities held) in its public register. The information contained in the Company's public register must remain there even if that person ceases to be a security holder of the Company. Information contained in the Company's registers is also used to facilitate distribution payments and corporate communications (including the Company's financial results, annual reports and other information that the Company may wish to communicate to its security holders) and compliance by the Company with legal and regulatory requirements.
If you do not provide the information required on the Application Form, the Company may not be able to accept or process your Application.
Under the Privacy Act, an Applicant has a right to gain access to the information that the Company holds about that person subject to certain exemptions under law. A fee may be charged for access. Access requests must be made in writing to the Company's registered office.

Prospectus Availability
This Prospectus will be issued in paper form and as an Electronic Prospectus which may be viewed online at www.niger-oil-gas-and-international-inc.com The Offers are available to persons receiving an electronic version of this Prospectus in United States. The Corporations Act prohibits any person from passing onto another person the Application Form unless it is attached to or accompanied by a complete and unaltered version of this Prospectus. During the Offer Period, any person may obtain a hard copy of this Prospectus by contacting the Company directly by telephone on
(01) 225-757-2525 or (01) 405-361-4290 or
By e-mail: niger.oil.and.gas.international.inc@gmail.com

Letter from the Chairman

Dear Investor,

On behalf of the Board of Directors of the Company, I invite you by this Prospestus, as an Eligible Shareholder or as a prospective investor, to consider the Offers of Shares and Options set out in this document.

On March 25, 2009, Shareholders approved the Recapitalization of the Company. Management of the Company has been handed to the appointed Board.
Unlisted company which has options over and interests in a number of oil and gas projects located in the USA and also in Africa. The acquisition of Prospect Projects, Niger Oil and Gas International Inc. was subject to Shareholder approval at a General Meeting to be held in May 2009.

USA Gas Market
In the USA, the shortfall of gas supply has become particularly acute in recent years resulting in high prices ranging from US$2.50 - $3/Gal. In recent months spot gas prices have been as High as US $15/mcf. Your Directors consider that these high prices, coupled with abundant infrastructure and close proximity to markets make the economics of even modest-sized onshore development projects very attractive.

Niger Oil and Gas International Inc. - USA projects
Niger Oil and Gas's exploration strategy in the USA is centered in South Texas and consists of low risk exploration/development plays offering near term cash-flow as well as alliances with local operators to deliver a number of new project opportunities.
Niger Oil and Gas have agreed to establish an exploration joint venture to generate new exploration projects in South Texas, Louisiana, Mississippi, and Utah.
For Louisiana Prospect Project, Niger Oil and Gas is entering into an agreement with Synergy Oil and Gas to participate in the Texas and Louisiana exploration Prospect Projects. The first Prospect Projects will be drilled in early March, 2010. However, other drillable targets still exist on the acreage under lease. Upland Exploration, Cimarex Energy, and CastleValley are operators that will make a future drilling recommendation following complete assessment of the recently acquired drill data from the well.
The Directors believe these opportunities give investors a low cost entry to the USA gas market with a spread of conventional oil and gas exploration projects with at least four projects being drilled within the first 12 months. Future project opportunities with Daytona and through other existing relationships will deliver further ground floor opportunities in this booming sector.

Niger Oil and Gas International - Africa projects
In Africa, Niger Oil and Gas has entered into an agreement to farm-in to an 18.75% working interest in the CrossRoads Oil and Gas projects, onshore and offshore of Africa, West Zaire Precambrian belt, West Central Coaster-(7203), Niger Delta Belt-(7192) and Somalia Deep Sea (7263)(7255) where the appraisal well is targeted to be completed in the second half of 2011.

The Offers

The Company will acquire interest in the following operating wells of company such as; River stone (Columbia County) Arkansas Kerlin Filed, Synergy Oil and Gas, Texas and Louisiana, the Cimarex Energy Company, Castle Valley Holdings, and Upland Exploration.

The funds raised from the Offers of Shares made pursuant to this Prospectus will, subject to Completion occurring, are used by the Company in its efforts to meet its exploration objectives in respect of Niger Oil and Gas International Inc. projects and for working capital.

The Public Offer provides potential investors with an opportunity, subject to the terms and conditions of this Prospectus, to acquire a minimum parcel of 10,000 post Consolidation Shares.

The Shareholder Offer provides Eligible Shareholders with the opportunity to acquire New Shares (pre Consolidation).

Under the Shareholder Offer, each Eligible Shareholder will be offered a proportionate part of the 55,000,000 Shares offered at an issue price of $0.0001 per Share (pre Consolidation).

Those Eligible Shareholders who by taking up the Shareholder Offer would subscribe for less than $3,000, will be required to top up their subscription to at least $3,000.

That is, the relevant Eligible Shareholder will be entitled to subscribe for such number of extra Shares as will bring its Application Moneys to $3,000. Further details of this requirement are set out in Section 4.

Eligible Shareholders should note that if Completion does not occur the Shareholder Offer will still proceed – please refer to the "Background & Summary of Offers" Section on page 2 for further details. The information in this Prospectus is important and should be read with care.

Whilst the prospects are exciting, any investment of this nature should be considered speculative, and prospective investors should read Section 9 "Risk Factors".

On behalf of the Directors, I commend this investment to you and look forward to welcoming your subscriptions under this Prospectus.

Yours sincerely,



Gabriel F. Ayeni-Oladeinde
Chairman

Company

3.1 Background
In April 1995, the Company began commercial oil and gas production and Technical Assistance Contract. The company was incorporated on August 12, 1994. The introduction of oil and gas in the company, with the intended exploration, production, importing and exporting of crude oil, and with basic introduction to renewable energy. The market for petroleum was more of a challenging preposition and growth outcome. The prices oil and gas had been up and down in the economic market. The price of crude oil had been up in the most recent market, but the expectation and prediction of an increase. Niger Oil and Gas intend to acquire producing assets in the United States and more exploration, production, importing and exporting of crude oil in Africa.
Prospectus is as outlined in the Section "Background & Summary of Offers" on page 2 of this Prospectus.

3.2 Investment Approach
The investment objective of the Board was to identify an opportunity that would enhance long term shareholder value.
The proposed acquisition of producing wells represents the Company's initial step to implementing this objective.
Niger Oil and Gas has secured interests in four drillable prospects in proven hydrocarbon producing regions of the USA. The Directors believe the acquisition of producing wells and assets will give investors a broad exposure to the high energy price environment in the USA whilst reducing exploration risk through diversification.
The Company aims to minimize investment risk by:
• Initially taking modest positions in low risk onshore exploration projects with reasonable drilling costs;
• partnering with established local operators;
• taking a ground floor interest in new projects through exploration alliances;
• Quickly advancing to producer status to earn revenues as a means of protecting the financial position of the company and financing future exploration and production and development activities.
Readers should familiarize themselves with Section 9 in relation to the risks of investing in the Company. Niger Oil and Gas's projects are described in detail in Sections 5, 7 and 8.

3.3 Acquisition of Producing Wells
Pursuant to the Implementation Agreement between the Company and Niger Oil and Gas International Inc, the Company agreed to acquire Producing wells and the parties to the Implementation Agreement agreed to implement the various steps required in order to affect Completion.
The principal features of the Transaction, the subject of the Implementation Agreement are included below:
(a) Issue of Shares to the Vendors: The issue of 45 million Shares to the Private Investors as consideration for the acquisition of Producing Wells.
(b) Consolidation of Capital: Consolidation of the existing issued capital of the Company and any Shares issued pursuant to the Shareholder Offer to between 55 million shares.
(i) The Public Offer comprising an offer of up to 10,000,000 Shares to the Public Investors at a price of $0.50 per Share to raise up to $5,000,000.

(c) Option Issue: the issue of one free Option for every Share held to the Cash Subscribers and the Expanded Shareholders (post Consolidation);
As Shareholders have already approved the Shareholder Offer, it is not conditional upon any event or occurrence and the Shareholder Offer will proceed in any event.

3.4 Corporate Objectives

In pursuing the Company's principal objective to become a successful oil and gas exploration and production company with operations based in the USA and Africa, the Board is committed to:
(a) Applying the Company's funds in an efficient manner with a view to providing positive and sustainable returns to Shareholders;
(b) Adopting high standards of occupational health and safety, environmental management and ethics; and
(c) Recognizing and honoring all legal obligations to non-Shareholder and stakeholders including employees, clients/customers, traditional owners and the community as a whole.

3.5 Purpose of the Offer

Pursuant to this Prospectus, the Company is making Offers comprising:
(a) Shareholder Offer to Eligible Shareholders (pre Consolidation);
(b) Private Offer to investors (post Consolidation); and
(c) Option Offer, being the offer of 1 free Option for every 1 (post Consolidation) Share held by the subscribers to the Private Offer and by the Expanded Shareholders.
The issue of Shares pursuant to the Private Offer, the Option Offer and Completion are subject to and conditional upon Shareholders approving the relevant resolutions being put at a General Meeting of Shareholder's to be held in May 2009.
The Shareholder Offer will proceed regardless of the outcome of the Private Offer and regardless of whether Completion occurs.
If Completion does not occur, the retained funds raised from the Shareholder Offers will, in addition to the Company's existing funds, be used to seek out and assess investment opportunities for the Company. Surplus cash from time to time will be deposited with the Company's bankers in interest bearing accounts. If an investment opportunity is consummated, therefore then part of the funds raised under this Prospectus may be expended in connection with the relevant acquisition, subject to all regulatory approvals being obtained.
For full details of the implications of the Shareholder Offer only proceeding, refer to Section 4.
Full details of each of the Offers are set out in Section 4.

3.6 Expenditure Plans

The existing cash of the Company and the additional funds raised from the Offers will, after payment of the Transaction Costs, be broadly applied over the two years from Completion as follows:

PROJECT	PROGRAM	TOTALS
USA Projects		
Upland Exploration Projects	Oklahoma/Texas Panhandle	0.4 Millions
Synergy Oil and Gas	Texas /Louisiana	0.4 Millions
Cimarex Energy Company	Southern Mississippi	0.4 Millions
West Africa Project		
CrossRoads Oil and Gas	Africa Prospects	1.0 Millions
Renewable Energy – Solar	Texas/Oklahoma	2.8 Millions
Total		**$5.0Million**

*Notes to table:*1. Costs shown above are estimates only. Actual costs will be determined by actual project circumstances, the budget determined by the operator of the projects, the level of interest taken up by Niger Oil and Gas International Inc. retains its paying interest through drilling programs.
2. All well costs are shown as dry-hole costs only. Should wells be successful, then additional costs of completion will be incurred. Should successful wells become development projects then additional production wells will be required.
These may require further fund-raising depending on the scale of the development projects, and the availability of cash flow from possible production. The budget as set out above will change in the case of completion costs and development wells.
3. Estimated costs for the $100,000 Project assume a pooled acreage agreement with a third party for the first well with Niger Oil and Gas's interest hypothetically reducing to approximately a 10% working interest.
4. Cost budgets for the AMI agreement are hypothetical at this stage and will be determined by new project opportunities generated by Niger Oil and Gas under the AMI agreement. Should projects of significant size and scale be taken up then further funding will be required.
5. The above assumes the Company's net cash at Completion is $5,000,000 i.e. that no funds are raised from the Shareholder Offer, or through Over-subscriptions. Additional amounts raised will be added to working capital and directed to completion costs and development programs depending on the success of drilling programs.
Please refer to the Independent Geologists' Reports for a further breakdown of the proposed expenditure program of the Company.

3.7 Effect of the Capital Raising on the Company

The Directors have prepared an opening statement of financial position as at DOCA Completion and pro-forma statements of financial position as at DOCA Completion incorporating:

- Issue of Shares pursuant to this Prospectus; and
- Expense of the Issue.

This financial information is contained in Section 9 of this Prospectus.
Information on the Company's capital structure and the effect of the Issue on the Company's capital structure is contained in Section 10 of this Prospectus.
For details of the implications of the Shareholder Offers only proceeding, refer to Section 14.

3.8 Working Capital

On completion of the Offers, the Directors believe that the Company will have sufficient working capital to carry out its stated objectives.
In the event that only the Shareholder Offers proceed, the Directors believe that the Company will have sufficient working capital to carry out its stated objective of assessing investment opportunities for the Company. For further details, refer to Section 4.

3.9 Financial Forecasts

The Directors have considered the matters set out in ASIC Policy Statement 170 and believe that they do not have a reasonable basis to forecast future earnings on the basis that the proposed operations of the Company being petroleum exploration are inherently uncertain. Accordingly, any forecast or projected information would contain such a broad range of potential outcomes and possibilities that it is not possible to prepare a reliable forecast or projection.

Details of the Offers

4.1 The Offers

The Offers under this Prospectus consist of:
(a) The Shareholder Offer to Pre-Existing Fully Paid Shareholders of up to 55,000,000 Shares at $0.0001 the costs of the Issue; and
(b) the Public Offer which is open to public investors of up to 10,000,000 Shares at an issue price of 50 cents per Share together with one free attaching Option (after the Consolidation) to raise up to $5,000,000 before the costs of the Issue.
(c) The Offer of the Options that, subject to Completion occurring, will be issued free to the Expanded Shareholders on the basis of 1 Option for each Expanded Share held.
The Shares offered under this Prospectus will be issued fully paid and will rank equally with Existing Shares. A summary of the rights and liabilities attaching to Shares is set out in Section 4. A summary of the rights and liabilities attaching to the Options offered under this Prospectus is also set out in Section 10.

4.2 Shareholder Offer

Only Eligible Shareholders will be entitled to participate in the Shareholder Offer. The number of Shares which each Eligible Shareholder is entitled to apply for is shown on its accompanying Shareholder Offer Application Form. Fractional entitlements will be ignored.
The Company invites Eligible Shareholders to apply for up to 55,000,000 Shares (before the Consolidation) at an issue price of $0.00 01per Share.
Subject to the following qualifications Eligible Shareholders will be offered a "pro-rata" Share of the Shareholder Offer Shares based on their respective Shareholdings.
In the case where the Application Monies to be paid by an Eligible Shareholder pursuant to the Shareholder Offer pursuant to its notional "pro-rata entitlement" would be less than $3,000, the relevant Eligible Shareholder must, if it wishes to accept the Offer, also subscribe for such number of extra Shares as will bring its Application Monies to $3,000. That is, at the issue price of $0.0001 per Share, an Eligible Shareholder must subscribe for at least 2,500,000 Shares. This requirement is subject to the following qualification.
To the extent that the number of acceptances received under the Prospectus from those Eligible Shareholders who are required to subscribe for extra Shares to bring their Application Monies to the minimum $3,000 subscription level is such that the Company would be issuing in excess of 55,000,000 Shares under the Shareholder Offer pursuant to this Prospectus, the $3,000 minimum Application amount will be reduced accordingly, and to the extent necessary, equally, in respect of each of the relevant Applicants under the Shareholder Offer.
The Shareholder Offer is not subject to approval at the General Meeting and is not subject to Completion occurring. Eligible Shareholders who wish to subscribe for Shares under the Shareholder Offer must make an Application on the Shareholder Offer Application Form enclosed with this Prospectus.

4.3 Public Offer

Pursuant to this Prospectus, the Company invites public investors to subscribe for up to 10,000,000 Shares post Consolidation at an issue price of 50 cents each to raise up to $5,000,000.
Investors who wish to apply for Shares in the Public Offer, should complete the Private Offer Application Form enclosed with this Prospectus.
The Public Offer is for a maximum of 13,750,000 Shares (including Over-subscriptions of 2,500,000 Shares). Applicants may apply for a minimum parcel of 10,000 Shares representing a

minimum investment of $5,000. Applicants requiring additional Shares must apply for Shares in multiples of 1,000 Shares (equivalent to $500) thereafter.
A free attaching Option will be issued with each Share issued under the Public Offer.

4.4 Options Offer

Subject to Completion occurring 1 free Option will be issued to the Expanded Shareholders for each (post Consolidation).
Share held on the relevant record date.

4.5 Lodgment of Shareholder Offer Application Form

To apply for Shares pursuant to the Shareholder Offer made under this Prospectus, the **blue Shareholder Offer**
Application Form accompanying this Prospectus must be completed in accordance with the instructions accompanying it and lodged at the following address, there is no Shareholder Offer Closing Date.
Applications must be accompanied by payment in full in United States currency of $0.0001 for each pre Consolidation Share applied for. Payment must be by way of checks, money order or bank draft drawn on and payable on an United States bank account and should be made payable to "**Niger Oil and Gas International Inc – Share Issue Account**" and crossed "Not Negotiable".
No brokerage or stamp duty is payable by Eligible Shareholders in respect of their Application for Shares under this Prospectus. The amount payable on Application will not vary during the period of the Offer and no further amount is payable on allotment.
The number of Shares which each Eligible Shareholder is entitled to apply for is shown on its accompanying Shareholder Offer Application Form. Fractional entitlements will be ignored.
In the case where the Application Monies to be paid by an Eligible Shareholder are less than $5,000, the relevant Eligible Shareholder must also subscribe for such number of extra Shares as will bring its Application Monies to $5,000. That is, at the issue price of $0.0001 per Share, an Eligible Shareholder must subscribe for at least 2,500,000 Shares. This requirement is subject to the qualification outlined in Section 4.2 above.
A duly completed and lodged Shareholder Offer Application Form will constitute an offer by the Applicant to subscribe for the number of Shares applied for pursuant to the Shareholder Offer Application Form as the case may be.
Shareholder Offer Application Forms must not be circulated to Existing Shareholders unless accompanied by a copy of this Prospectus.

4.6 Lodgment of Public Offer Application Form

To apply for Shares offered pursuant to the Public Offer made under this Prospectus, the **blue Public Offer Application Form** accompanying this Prospectus must be completed in accordance with the instructions accompanying it and lodged at the following address, on or before the 12200 Ford Road, Suite 405, Dallas Texas 75234.
Applications must be accompanied by payment in full in United States currency of 50 cents for each post Consolidation Share applied for. Payment must be by way of check, money order or bank draft drawn on and payable on an United States bank account and should be made payable to "**Niger Oil and Gas International Inc. – Share Issue Account**" and crossed "Not Negotiable".
No brokerage or stamp duty is payable by Applicants in respect of their Application for Shares under this Prospectus. The amount payable on Application will not vary during the period of the Offer and no further amount is payable on allotment.
Applicants under the Public Offer must apply for a minimum of 10,000 Shares representing a minimum investment of $5,000. Applicants requiring additional Shares must apply for additional Shares in multiples of 1,000 thereafter.

A duly completed and lodged Public Offer Application Form will constitute an offer by the Applicant to subscribe for the number of Shares applied for pursuant to the Public Offer Application Form as the case may be.
Private Offer Application Forms must not be circulated to prospective investors unless accompanied by a copy of this Prospectus.

4.7 Application Forms
A completed and lodged Application Form together with applicable Application Monies lodged with the Company constitutes a binding acceptance by an Applicant for the number of Shares and Options specified in the Application Form.
The Application Form does not need to be signed to be a binding acceptance of the Offer.
If the Application Form is not completed correctly, it may still be treated as valid. The Directors' decision as to whether to treat the Application as valid and how to construe the Application Form is final.

4.8 Minimum Subscription
There is no minimum subscription in respect of the Shareholder Offer.
The minimum subscription that must be raised under this Prospectus before Shares and Options will be issued pursuant to the Public Offer is $5 million. Any funds that are raised pursuant to the Shareholder Offer will be included in calculating the $5 million minimum subscription in respect of the Public Offer. For further details of the conditions precedent to the Offers, refer to Section 4.15.

4.9 Allotments
The acceptance of Applications under the Private Offer and the allocation of Shares and Options are at the discretion of the Directors of the Company. The Company reserves the right to allot to an Applicant a lesser number of Shares than the number for which the Applicant applies or to reject an Application. If the number of Shares allotted is fewer than the number applied for, surplus Application Money will be refunded without interest.
Application Money received under the Private Offer will be held in trust in a subscription account until allotment or, where applicable, it is repaid to the Applicants. The subscription account will be established and kept by the Company on behalf of the Applicants.
All interest earned on all Application Monies (including those which do not result in allotment of Shares) will be retained by the Company.

4.10 Sponsoring Broker and Lead Manager
Niger Oil and Gas agreed to act as Sponsoring Broker and Lead Manager for the Offers for which they will receive a corporate advisory fee of $250,000 and/or 5% in respect of funds raised under the Public Offer. The Offers are not underwritten.

4.11 Overseas Investors
This Prospectus does not constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation. The distribution of this Prospectus in jurisdictions outside United States may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.
No action has been taken to register or qualify the Shares, the Options or the Offers, or otherwise to permit a public offering of the Shares or Options in any jurisdiction outside United States.

The Offers pursuant to an Electronic Prospectus are only available to persons receiving an electronic version of this Prospectus within United States.

4.14 Escrow Provisions

The Shares issued to the Vendors and Shares and Options issued pursuant to this Prospectus other than pursuant to the Private Offers may be subject to the restricted securities provisions of the Listing Rules. Shares and Options held by Directors, and Existing Shares and Partly Paid Shares may also be subject to the restricted securities provisions of the Listing Rules. Accordingly, a proportion of such securities, to be determined by U S Securities and Exchange Commission, may be required to be held in escrow for a period of time, as determined by U S Securities and Exchange Commission.

Any Applicant for such Shares and such Options will by lodging their Applications acknowledge and agree to be bound by any such restrictions and to execute whatever documents U S Securities and Exchange may require for that purpose.

4.15 Conditions Precedent to the Offers

The Shareholder Offer is not conditional on any event or occurrence other than the conditions in clause 4.11 and subject thereto the Shareholder Offer will proceed in any event.

The Public Offer of Shares and the Option Issues pursuant to this Prospectus are subject to:

(a) The passage of the Resolutions;

(b)The satisfaction of the United States Securities and Exchange Commission Requirements;

(c) The raising of a minimum of $5,000,000 under this Prospectus (inclusive of funds raised under the Shareholder Offer); and

(d) Completion occurring;

(e) The obtaining of any extensions of the dates by which the re-quotation of the Company's Shares is required to occur under certain of the material contracts.

No Shares and Options will be issued under the Public Offer and no other Options will be issued unless all of the above conditions are fulfilled.

If the conditions described in Section 4.11 are not satisfied within 3 months after the date of this Prospectus or if all of the other conditions above are not satisfied within four months after the date of this Prospectus then the Directors will return all Application Monies to Applicants for the Public Offer without interest or issue a supplementary or replacement prospectus and allow Applicants for the Public Offer one month to withdraw their Application and be repaid their Application Monies.

4.16 Enquiries in Relation to the Offers

This Prospectus provides information for potential investors in the Company, and should be read in its entirety. If after reading this Prospectus, you have any questions about any aspect of an investment in the Company, please contact your stockbroker, accountant or independent financial adviser.

4.17 Risk Factors

An investment in securities pursuant to this Prospectus should be regarded as speculative. In addition to the general risks applicable to all investments in securities there are specific risks associated with an investment in the Company which are set out in Section 13.

4.19 Taxation Implications

The Directors do not consider that it is appropriate to give investors or Existing Shareholders advice regarding the taxation consequences of subscribing for securities under this Prospectus.

The Company, its advisers, and its officers do not accept any responsibility or liability for any such taxation consequences to investors or Existing Shareholders. As a result, investors and Existing Shareholders should consult their professional tax advisers in connection with subscribing for Shares and Options under this Prospectus.

4.20 Withdrawal of Prospectus

The Directors may at any time decide to withdraw this Prospectus, in which case the Company will repay, as soon as practicable and without interest, all Application Monies received pursuant to this Prospectus.

5.1 USA Energy Market

The United States of America is currently the world's largest consumer and is a net importer of energy. In 2004, the USA consumed more than 22 trillion cubic feet of gas. According to the Annual Energy Outlook 2005 report released in January 2005, natural gas consumption is expected to increase in the coming years much of which will be for electric power generation.

5.2 US Prospect:

(See attached Folders and Confidentiality agreement)

6.1 Directors
It is proposed that as from Completion, Niger Oil and Gas international Inc. shareholders will be appointing new Directors to the existing Directors. At Completion, Mr. Charles Pierra Carrie, Mrs. Puala Yong and Mr. Gabriel F. Ayeni-Oladeinde, Charles Yong will continue as a Directors.

Mrs. Puala Yong
Executive Director – Finance and Investment, Company Secretary
BCom (UHong kong), C.A., F.Fin.
Mrs. Puala Yong is a qualified Chartered Accountant who has worked in various corporate roles within the resources sector in Hong Kong, Asia and Europe. He has been involved with a wide range of companies including listed oil and gas explorer and producers, oilfield construction groups and various gold and mineral exploration companies. In 2003, Mrs. Yong established Nortnar Capital, to provide specialist corporate advice to companies within the resources industries. Prior to establishing Nortnar Capital, Mrs. Yong provided various administrative, corporate and strategic financial advice to resource companies and was a Company Secretary or Financial Controller for many of these companies.

Mr. Charles Pierra-Carrie
President/CEO)
BEng (Geol), MSc (Geol), (U. Ontario)
Mr. Pierra-Carrie is a professional Geologist, originally from Canada, who has over 40 years experience in the petroleum and mining industries in North America and Africa. He originally worked in Africa with Shell Petroleum Corporation from 1966-1969. He worked as a petroleum consultant in Indonesia then joined Trend Exploration in Indonesia and USA from 1975-1981. He was then involved with various projects including, Prospect Petroleum, based in Denver Colorado, which commenced oil production from the Illinois Basin and grew to a staff of 40 before being acquired.
Mr. Pierra -Carrie returned to Perth in 1986 to form Morgan Resources NL, which was acquired by Rosette Mining NL and is now a subsidiary of Rosette. He has also worked within the Business Development and Marketing team of World Geosciences Corporation Pty Ltd (now Fugro Surveys Ltd). He was founder of Paste Petroleum NL which was acquired by Tona Energy Corporation in 1999.
Mr Pierra-Carrie is a member of the Institute of Mining and Metallurgy, the American Association of Petroleum Geologists, the Petroleum Exploration Society of Canada and the America Institute of Company Directors.
Mr Pierra-Carrie was a Director of Rosette Mining NL until 2003 and was until recently a Director of Tona Energy Corp., a company listed on the TSX Venture Exchange and which has various interests in projects in the USA in which Emerald Gas has an interest.

Mr. Charles Yong
Director -Technical
B.S. Petroleum Engineering (1969, NMIMT, U. Hong Kong,) Postgraduate research in Mineral Economics(1987-88, MASM, Maryland.), F.I.E.Aust., C.P.Eng.
Mr Yong is a highly qualified and experienced Petroleum Engineer. He was previously Director and chief representative of Niger Oil and Companyfrom 1994-Present based in Louisiana and where he managed the local office and oversaw all aspects of the Company's Exploration & Production and Development activities in its three offshore contract areas in Indonesia. Prior to that Mr. Yong consulted extensively to the petroleum industry over the last 30 years. His roles have covered all facets of the upstream, mid- and downstream sectors of the industry. He has

successfully completed numerous senior advisory, management, coordinating, supervisory, and engineering assignments worldwide, both offshore and onshore, and associated with acquisitions, government liaison, tenders and bids, contracts and contract negotiations, insurance, pre- and full feasibility studies, strategic planning, establishing industry alliances, putting together joint ventures, setting up foreign/regional offices, pre-planning – including permitting, exploration, drilling, production, development, construction, pipelining, natural gas processing and oil refining.
Mr. Yong will be based in North America and his role will involve overseeing all technical aspects of the Company's drilling and production operations, new projects identification and review and management of exploration activities.

Mr. Gabriel F. Ayeni-Oladeinde
Chairman
BSc (Hons) MPA , University of Oklahoma, USA, Construction and Engineering
Mr. Ayeni-Oladeinde has over 25 years experience in the oil, gas, Engineering and Construction industry. He is now a practicing consultant in Gabriel F. Oladeinde LLC,
having spent 22 years in senior Civil Engineering staff positions with the major oil company, Total, in United States, the UK North Sea, and the USA Gulf Coast. In 1989, Mr. Ayeni-Oladeinde was promoted to the position of Exploration Manager Africa.
Since 1985, Mr. Ayeni-Oladeinde has undertaken various geophysical and managerial contract works in United States and Africa on behalf of Total, Marquis Oil Corporation, Onesky Energy & Minerals. The focus of the majority of his assignments has been the identification and assessment of new-venture opportunities within the oil and gas industry.
Mr. Ayeni-Oladeinde will continue as a I Director of Niger Oil and Gas International Inc. and will have involvement in technical oversight of operations and exploration activities, on a consultancy basis for Niger Oil & Gas International Inc.

6.2 Corporate Governance Statement

The Board of Directors of Niger Oil and Gas is responsible for the corporate governance of the Company. The Board guides and monitors the business activities and affairs of the Company on behalf of the shareholders by whom they are elected and to whom they are accountable. Niger Oil and Gas has adopted systems of control and accountability as the basis for the administration of corporate governance. The Board is committed to administering the policies and procedures with openness and integrity, pursuing the true spirit of corporate governance commensurate with the Company's needs.
The Corporate Governance Statement has been structured with reference to the United States Stock Exchange Corporate Governance Council's ("Council") "Principles of Good Corporate Governance and Best Practice Recommendations" to the extent that they applicable to the Company. The following is a summary of Matrix's adherence to the Council's principles and recommendations:

Principle 1. Lay the foundations for management and oversight
Niger Oil and Gas complies with this recommendation.
Principle 2. Structure the board to add value
Niger Oil and Gas complies with this recommendation.
Principle 3. Promote ethical and responsible decision making
Niger Oil and Gas complies with this recommendation.
Principle 4. Safeguard integrity in financial reporting
Niger Oil and Gas does not comply with this recommendation of having at least three non-executive directors on the Audit Committee. Niger Oil and Gas is a small company with limited

resources, that has not had an operating business. Niger Oil and Gas Audit and Compliance Committee is comprised of the Company's non-executive chairman and non-executive director.

Principle 5. Make timely and balanced disclosure

Niger Oil and Gas complies with this recommendation.

Principle 6. Respect the rights of shareholders

Niger Oil and Gas complies with this recommendation.

Principle 7. Recognize and manage risk

Niger Oil and Gas complies with this recommendation.

Principle 8. Encourage enhanced performance

Niger Oil and Gas complies with this recommendation.

Principle 9. Remunerate fairly and responsibly

Niger Oil and Gas complies with this recommendation except for the grant of the Options to the Existing Directors and to the extent that non-executive Directors may participate in the grant of Management Options which will have been approved by Shareholders. The Company's cash reserves while retaining the services of appropriately qualified nonexecutive directors.

Principle 10. Recognize the legitimate interests of stakeholders

Niger Oil and Gas complies with this recommendation.

Information about the Company's corporate governance practices are available by contacting the Company directly.

6.3 The Board of Directors

The Company's Constitution provides that the number of Directors shall not be less than three. There is no requirement for any share holding qualification.

If the Company's activities increase in size, nature and scope, the size of the Board will be reviewed periodically and the optimum number of Directors required to adequately supervise the Company's activities will be determined within the limitations imposed by the Constitution and as circumstances demand.

The membership of the Board, its activities and composition is subject to periodic review. The criteria for determining the identification and application of a suitable candidate for the Board shall include quality of the individual, background of experience and achievement, compatibility with other Board members, credibility within the Company's scope of activities, intellectual ability to contribute to Board duties and physical ability to undertake Board duties and responsibilities. Directors are initially appointed by the full Board, subject to election by Shareholders at the next annual general meeting.

Under the Company's Constitution the tenure of a director (other than managing director, and only one managing director where the position is jointly held) is subject to reappointment by Shareholders not later than the third anniversary following his or her last appointment. Subject to the requirements of the Corporations Act, the Board does not subscribe to the principle of retirement age and there is no maximum period of service as a Director. A managing director may be appointed for the period and on any terms the Directors think fit and, subject to the terms of any agreement entered into, the appointment may be revoked on notice.

The Board has an audit committee. It considers that the Company is not currently of a size, nor are its affairs of such complexity, to justify the formation of other separate or special committees at this time. The Board as a whole is able to address the governance aspects of the full scope of the Company's activities and to ensure that it adheres to appropriate ethical standards.

6.4 Appointments to Other Boards

Directors are required to take into consideration any potential conflicts of interest when accepting appointments to other boards.

6.5 Independent Professional Advice
The Board has determined that individual Directors have the right in connection with their duties and responsibilities as Directors, to seek independent professional advice at the Company's expense. With the exception of expenses for legal advice in relation to Director's rights and duties, the engagement of an outside adviser is subject to prior approval of the Chairman and this will not be withheld unreasonably.

6.6 Continuous Review of Corporate Governance
Directors consider, on an ongoing basis, how management information is presented to them and whether such information is sufficient to enable them to discharge their duties as Directors of the Company. Such information must be sufficient to enable the Directors to determine appropriate operating and financial strategies from time to time in light of changing circumstances and economic conditions. The Directors recognize that mineral exploration is a business with inherent risks and that operational strategies adopted should, notwithstanding, be directed towards improving or maintaining the net worth of the Company.

7.1 Geological Terms and Publication

Reserve Review
The definitions used in this report are those of the USA's Society of Petroleum Engineers, the summary of definitions being as follows:

Proved Reserves
Proved Reserves are those quantities of petroleum which, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under current economic conditions, operating methods and government regulations. Proved Reserves can be categorized as developed or undeveloped.

Unproved Reserves
Unproved Reserves are based on geological and/or engineering data similar to that used for Proved Reserves but technical, contractual, economic or regulatory uncertainties preclude such reserves being classified as proved. Unproved Reserves can be classified as Probable Reserves and Possible Reserves.

Probable Reserves
Probable Reserves are those Unproved Reserves which analysis of geological and engineering data suggests are more than likely than not to be recoverable.

Possible Reserves
Possible Reserves are those Unproved Reserves which analysis of geological and engineering data suggests are less likely to be recoverable than Probable Reserves.

South Texas Region
Introduction – Background
Information
South Texas is composed primarily of Texas Railroad Commission (RRC) Districts 1, 2, and 4. *(The Texas Railroad Commission is a Texas state agency established in 1891 to govern railroads, wharves, terminals, and express companies. In the early 1900's it was given jurisdiction over "common carriers" in order to oversee petroleum pipelines as well as other common carriers. Later, in the 1930's, in response to the unrestrained production from newly Discovered huge east Texas oilfields, which caused chaos in the oil markets, the RRC was given jurisdiction over production of oil (and later, gas) and the development of oil and gas fields themselves.) (RRC website)* These three districts include 58 counties in South Texas. Oil and gas is produced from rock units ranging in age from Ordovician to Pleistocene. Major production is from Cretaceous aged rocks, Paleocene/Eocene-aged Wilcox (including the Lobo), and Oligocene-aged Vicksburg and Frio sands. It is important to note some facts concerning reserves of both oil and gas with respect to the state of Texas and the USA as a whole. Gas reserves for the entire state of Texas peaked approximately in 1968 with 125 Tcf of proven reserves. Since that time, reserves have fallen, with occasional yearly up-ticks, to their present day level of approximately 50 Tcf in onshore provinces and an additional 4.1 Tcf offshore Texas in Federal waters *(EIA website)*. Yearly production of natural gas peaked in 1972 with Approximately 7.5 Tcf being produced. Since then production has declined, again, with occasional up-ticks, to the present day level of approximately 4.8 Tcf per year *(RRC website)*. It is evident; therefore, that Texas has approximately ten and one-half years of remaining proven gas reserves, while "undiscovered gas reserves" should last for approximately an additional 20 years.

Oil reserves for the entire state of Texas peaked in the early 1960's at 14.8 billion barrels of proven reserves. Today reserves have fallen to approximately 5.6 billion barrels. Yearly production of onshore oil is now approximately 350 million barrels *(RRC website)*; this translates to approximately 15 years of proven oil reserves at the present rate of production. However, Undiscovered oil reserves equates to approximately 50 years of production at the current rate. One can be sure, however, that production rates for both oil and gas will not stay constant, but will continue their general decline of past years. It is a known fact that USA imports over half of its daily oil requirement, and that at present levels of consumption this number will only grow. Similarly, production of natural gas in the USA is beginning to fall behind demand and imported LNG augmenting the domestic natural gas supply.

Several points need to be made about production in the State of Texas:
1. The State of Texas holds approximately 26 percent of all USA oil and gas reserves, including Alaska;
2. While only 3 percent of the Texas onshore oil reserves lie in the three Districts in which Emerald is active (Districts 1, 2, and 4), over 26 percent of the known onshore Texas gas reserves lies within these three Districts; 3. Districts 1, 2, and 4 to date have produced over 28 Tcf of gas *(RRC data)*;
4. Of the remaining 45 Tcf of onshore Texas proven gas reserves, Districts 1, 2 and 4 are believed to contain over 10.8 Tcf, or approximately 24 percent of the remaining gas reserves;
5. Of the remaining 168 Tcf of onshore undiscovered gas reserves, Districts 1, 2 and 4 contain approximately 44 Tcf, or over 26 percent of all remaining undiscovered onshore gas reserves, more than cumulative production to date and known proven reserves combined.
6. Of the undiscovered gas in the three districts, over 33 Tcf, or 75 percent, may lie in District 4, which contains both the Wilcox Lobo and Oligocene Frio gas plays, and is a major target of Emerald's exploration and exploitation program.

Location/Historical Background

These three districts comprise one of the state's most prolific onshore hydrocarbon producing areas.

Statistics as of September 2005 show the State of Texas (onshore) has been penetrated by over 350,000 wells of various types (RRC). Of these, approximately 100,000 are gas wells, the remainder being oil wells. The county with the most currently producing gas wells is Crockett, which is a large county in the heart of the Permian Basin (West Texas) a very mature gas producing region, with 4,835 producing wells. As a matter of comparison, Webb County has 3,923 producing gas wells, and Zapata County has 2,361. These two counties make up the heart of the Wilcox Gas Trends as can be seen on Figure 7-2 below. These two counties are among the leading counties of Texas in terms of wells drilled, current activity, and production. The first discovery of gas in the Lobo sands was made in 1973. Initial success rates exceeded 75 percent of all exploratory wells, and have since fallen to approximately 50 percent, but the play still remains one of the most successful of all onshore provinces in Texas or, indeed, all of onshore USA. The play extends across the Rio Grande River into Mexico and Pemex (the National Oil Company of Mexico) continues to develop Mexican gas fields and make new field discoveries just as on the USA side of the border. Of the 100 largest gas fields in the USA, including Alaska and Federal Offshore Waters, 3 are in the Lobo Gas Trend.
The play being pursued by Niger Oil and Gas International Inc. is attractive for the following reasons:

• **Geology**

Depth to target – averages less than 7,000 feet – range 4,000 to 11,000 Extent of sands multiple sands within formation Relative lack of water production

• Land and Infrastructure
Drilling rigs available locally
Drilling costs reasonable – usually less than $1MM
Accessible terrain – relatively good and plentiful roads topographically flat and sparsely vegetated Lease cost reasonable Service companies in local area
Population generally friendly to oil and gas production Permanent population of workers
Production facilities and pipelines in place (hook-up costs low)
• Knowledge base
Long history of exploration and production in the area
Data readily accessible
For these reasons, the Niger Oil and Gas International Inc program of drilling in this prolific play has a very good chance of success and of creating share holder value.

AAPG Bulletin, V. 84 (2000), No. 13 (Supplement)
AAPG ANNUAL MEETING ABSTRACT
New Orleans, Louisiana. April 16-19, 2000
(1) Conoco Inc, Houston, TX.
(2) Integrated Exploration Systems, Juelich, Germany Robert S. Lestz1 , *"Abstract: Perforating for stimulation ... an engineered solution."*

AAPG Bulletin, V. 84 (2000), No. 13 (Supplement)
AAPG ANNUAL MEETING ABSTRACT
New Orleans, Louisiana. April 16-19, 2000
(1) Chevron, Houston, TX
Phil D. Anno1, Mark E. Wuenscher2, Robert J. Corbin2, John M. Hooper2,
Frank J. Chlumsky2, *"Abstract: Three-dimensional prestack inversion, Lobo Trend, South Texas"*

AAPG Bulletin, Vol. 86 (2002), No. 13. (Supplement)
AAPG Annual Meeting
Houston, Texas. March 10-13, 2002
(1) Conoco Inc, Ponca City, OK. (2) Conoco Inc
Miller, David H1., and Brad A. Baker1, *"Abstract: A 3-D Seismic Look at Big Cowboy Field (Lower Wilcox Lobo), Webb County, Texas"*

AAPG Bulletin, V. 82 (1998), No. 9 (September 1998) P. 1787-1787.
AAPG Gulf Coast Association of Geological Societies and the Gulf Coast Section of SEPM Section Meeting
Corpus Christi, Texas. October 21-23, 1998
(1)Conoco, Inc., Houston, TX
William E. Galloway, Patricia E. Ganey-Curry, Xiang Li, Richard T. Buffler,
"Cenozoic depositional history of the Gulf of Mexico basin"

AAPG Bulletin, V. 84, No. 11 (November 2000), P. 1743–1774.
Gary S. Swindell, "Texas Production data show rapid gas depletion"

Oil & Gas Journal, June 21, 1999, Page 61
Steven C. Alexander, Thomas T. Tieh, Robert R. Berg, *"Effects of Diagenesis on Reservoir Properties in Lobo Sandstones, Webb County, Texas:*

AAPG Bulletin Volume: 69 (1985)
Issue: 9. (September) ABSTRACT, Article Type: Meeting abstract
William C. Eisenhardt, Harry T. Holzman, *"Exploration and Development of Gulf Coast Tertiary, 1983"*

AAPG Bulletin Volume: 68 (1984)
Issue: 9. (September) ABSTRACT
William E. Galloway, David K. Hobday, Kinji Magara, *"Frio Formation of Texas Gulf Coastal Plain: Depositional Systems, Structural Framework, and Hydrocarbon Distribution"*

AAPG Bulletin Volume: 66 (1982)
Issue: 6. (June)
Brian E. O'Brien, Robert E. Freeman, *"Lobo Trend of South Laredo Area, Webb and Zapata Counties, Texas"*

AAPG Bulletin Volume: 62 (1978) ABSTRACT
Issue: 9. (September)
Eugene M. Kim, William L. Fisher, *"Further growth lies ahead for South Texas Wilcox plays GULF COAST ULTIMATE RECOVERY GROWTH-2"*
Bureau of Economic Geology
Copyright 1999 **Oil & Gas Journal**.
"Conoco buys South Texas Lobo trend assets"
Copyright 1997 **Oil & Gas Journal**. All Rights Reserved.
Gene L. Ames III, *"Oil and Gas Developments in South Texas in 1988"*

AAPG Bulletin Volume: 73 (1989)
Issue: 10B. (October Part B)
Kim A. Henke, *"Reservoir Characteristics of Lower Wilcox Sandstones, Lobo Trend, Webb and Zapata Counties, Texas"*

AAPG Bulletin Volume: 69 (1985) ABSTRACT
Issue: 2. (February)
SNEDDEN, JOHN W., Mobil Exploration Norway, Inc., Stavanger, Norway, JAMES C. COOKE, Mobil Exploration and Producing Services, Inc., Dallas, TX, and ROBERT K. JOHNSON and KEITH T. CONRAD, Mobil Exploration and Producing, U.S., Houston, TX, *"Sequence Stratigraphy and Sedimentology of a Shelf-Margin Lowstand Wedge in the Deep Wilcox Flexure Trend of South Texas"*

AAPG Bulletin Volume: 75 (1991)
Issue: 3. (March)
William G. Kane, *"Structural Geology of Border Province of Northeastern Mexico Adjacent to Zapata and Starr Counties, Texas"*

AAPG Bulletin Volume: 20 (1936)
Issue: 4. (April)
Ray A. Burke, *"Summary of Oil Occurrence in Anahuac and Frio*

Formations of Texas and Louisiana"

AAPG Bulletin Volume: 42 (1958)
Issue: 12. (December)
Thomas E. Ewing, *"Variation of "Growth Fault" Structural Styles in the Texas Gulf Coast Basin"*

AAPG Bulletin Volume: 72 (1988) ABSTRACT
Issue: 9. (September)
Mancini, E.A., Puckett, T.M., Parcell, W.C., and Panetta, B.J., *"1999: Topical Reports 1 and 2, Basin Analysis of the Mississippi Interior Salt Basin and Petroleum System Modeling of the Jurassic Smackover Formation, eastern Gulf Coastal Plain"*, U.S. Department of Energy Report, 425 p.
T. Markham Puckett, Bennett L. Bearden, Ernest A. Mancini, Brian J. Panetta., *"UNDERDEVELOPED RESERVOIRS IN THE MISSISSIPPI INTERIOR SALT BASIN Project: Basin Analysis of the Mississippi Interior Salt Basin and Petroleum System Modeling of the Jurassic Smackover Formation, Eastern Gulf Coastal Plain*
August 2000
Work Performed Under Contract No. DE-FG22-96BC14946
U.S. Department of Energy
Thomas J. Heck, Richard D. LeFever, David W. Fischer, and Julie LeFever, *"OVERVIEW OF THE PETROLEUM GEOLOGY OF THE NORTH DAKOTA WILLISTON BASIN."* Copyright © 2002 North Dakota Geological Survey
Last modified: 21-Jun-2004
Glen, John, and Krancer, A., *"Pandura Prospect & Maria H. Llanos Field, Webb County, Texas: Prospect Brochure."* Teal Resources 2003
Jim Breimayer, *"North Sharon Prospect Brochure,"* Highstand E&P, November 29, 2005"
Golden Eye Resources LLC, *"Hamlet Prospect Brochure, Renville County, North Dakota."*

Websites Consulted (links internal to sites also consulted but not listed)

http://www.aapg.org/
http://www.egrpttc.geo.ua.edu/csbs/index.html
http://www.eia.doe.gov/
http://www.geology.about.com/
http://www.geonames.usgs.gov/
http://www.gomr.mms.gov/index_common.html
http://www.ogb.state.ms.us/
http://www.ogj.pennnet.com/about/about.cfm?p=7
http://www.oilandgasinternational.com/default.aspx
http://www.oilgas.nd.gov/
http://www.olemiss.edu/
http://www.rootsweb.com/~txgray/oil2.html
http://www.rrc.state.tx.us/contact-information/cont.html
http://www.seg.org/
http://www.spe.org/spe/jsp/homepage
http://www.texasep.org/index.html
http://www.usgs.gov/

http://www.vulcan.wr.usgs.gov/Glossary/geo_time_scale.html

NIGER OIL AND GAS INTERNATIONAL PROSPECTUS

Glossary of Technical Terms

Acidization :method of treating reservoirs by pumping an acid solution down a well bore under pressure – used to increase hydrocarbon flow rates and production by increasing permeability

Alluvial, alluvial fan, alluvium: alluvium is sediment carried off mountainous highs by stream erosion and re-deposition, usually deposited in a fan shaped body

Anhydrite: A calcium sulfate rock ($CaSO_4$) formed by de-watering of the mineral Gypsum.

Anticline: A structure in the subsurface where rock layers have been deformed to create a dome or arch

Barrel: 42 USA gallons; 35 imperial gallons; approximately 159 liters; a measurement used mostly with respect to liquid hydrocarbons

Basin: A depression in the earth's crust containing a relatively thick deposit of various types of rocks deposited by natural geologic processes

Bcf Billion cubic feet or 28.317 million cubic meters; a unit used in referring to volumes of natural gas

Bedding planes Parallel interfaces between adjacent and usually differing rock units

BOPD Barrels of oil per day; a unit used to daily rates of liquid hydrocarbon production

Bright Spots High amplitude seismic events often associated with gas filled sand reservoirs; observed on seismic profiles, providing a strong indication of a gaseous reservoir

Buried fault A fault (break in the earth's strata) which has ceased movement and has been covered by additional rock deposits

Cambrian The oldest "system" of the Paleozoic Era on the geologic time scale; roughly 490 to 545 million years ago

Carbonate A limestone [$CaCO_3$] or dolomite [$(Mg,Ca)CO_3$], sedimentary rock types precipitated from seawater

Clastics A sedimentary rock which is composed of small particles or grains (such as sand) and bound together by some cement, usually silica or calcite

Closure Said to occur when one or more contour lines form a continuous loop creating a high (positive) feature or a low (negative) feature; here associated with the structure of hydrocarbon traps

Coccoliths Very sub-microscopic calcite plates, combined with others, form the skeleton of single celled organisms; on their demise, the skeletons form chalky rock deposits

Contour/contour lines line on a map connecting point of equal value; in this case creating a structural closure; closure can also be formed by the termination of contour lines into a fault, in which case the closure is said to be a "fault closure"

Cretaceous The youngest system of the Mesozoic Era on the geologic time scale; roughly 65 to 140 million years ago

Crustal rock Rock, usually granitic in the case of continental crust or basic in the case of oceanic crust, which makes up the crust of the earth

CWC Completed Well Cost

Darcy, Millidarcy (mD) A unit of measure use to classify the permeability of reservoir rock, millidarcy is 1/1000th of a Darcy; high numbers indicate better permeability

Depth to target a number in feet or meters to which a well must be drilled to reach the projected producing formation

Devonian The fourth Period of the Paleozoic Era of the geologic time scale; roughly 360 to 410 million years ago

DHI Direct Hydrocarbon Indicators; bright spots (high seismic amplitude), abrupt seismic phase changes, and "sags" of seismic events indicating low velocity zones

Diapirism The movement of salt or shale in an upward sense through the sedimentary column in response to sediment loading; formation of salt domes
Dip The direction and degree to which rock layers have been tilted in response to tectonic events
Down-thrown The side of the fault in which the rock units have been displaced downward in relation to those on the opposite side of the fault
Dry hole A wellbore which is not capable of producing hydrocarbons in commercial amounts
Eocene An Epoch in the Paleogene System of the Tertiary Era on the geologic time scale, roughly 55 to 34 million years ago
Evaporites Rocks formed by the evaporation of salt laden sea; they include anhydrite, gypsum, and rock salt or halite
Exploration well A "wildcat" or a well drilled expressly for the purpose of finding a new oil or gas field
Fault A mechanical break in rock strata
Fluvial Geologic processes where movement of sediment and formation of features is caused by stream flow and stream mechanics.
Fold Bending of rock strata, usually over long periods of time, resulting in deformation of the rock units creating structures, such as anticlines
Foram, Foraminifera Single-celled sea animals whose shells, or tests, are composed of organic material or sand grains or crystalline calcite. Tests are commonly divided in to chambers which are added during growth, and, upon deposition remain in the rock record
Formation A rock unit or group of rocks usually given a name
Gas prone Used when speaking of hydrocarbon source material; certain sources are more likely to produce gas rather than liquid hydrocarbons
Geophysics Here petroleum geophysics; the use of indirect methods, such as seismic, gravimetric or magnetic investigations, to study subsurface geology
Gravity slide The movement of large rock masses "en-mass" as the result of gravitational forces
Gross sand thickness Used in conjunction with well logs describing how many feet or meters of sand is present in a wellbore
Growth faults Breaks in rock strata due to sediment loading; movement along the breaks is continual and in response to continued sediment loading; growth faults are "rotational" and rock units on the down-thrown side of the fault are always much thicker than their counterparts on the up-thrown side due to increased deposition
Halokinesis Tectonics due to salt movement, usually induced by sediment loading
Horizon Refers to a specific rock unit or marker, usually used in conjunction with seismic profiles; also may be referred to as a "seismic event"
Hydraulic fracturing A method by which reservoir rock permeability and flow capacity is increased due to "non-natural" fractures in the rock created by injecting sand slurries into the reservoir under high pressure
Hydrocarbon generation The process of decay of organic material, under high pressures and temperatures, found in sedimentary rocks producing oil and gas
Interior basins Basins characterized by being formed upon continental crust rather than along its margins
Isopach Thickness of a rock unit or formation; usually mapped and contoured over large areas to provide distribution limits of a rock unit
Jurassic The middle Period of the Mesozoic Era, roughly 144 to 206 million years ago
Lead An indication that a "prospect" might develop with further information
Lithology The composition of a rock unit or strata, i.e. what type of rocks are present
Lowest known gas (LKG) The deepest point in a wellbore where gas was observed to be present

Mbo Thousand Barrels of Oil
mD, Millidarcies See "Darcy" above
Mesozoic The middle Era of the geologic time scale; composed of the Triassic, Jurassic and Cretaceous; roughly 65 to 248 million years ago
Migration The movement of hydrocarbons or other fluids through a rock column or strata
Mississippian The fifth Period of the Paleozoic Era, or the Lower Carboniferous, roughly 325 to 360 million years ago
MMbo Million Barrels of Oil
Mylonitization The crushing of rocks along a zone of tectonism, usually associated with the formation of a new rock classification called a "Mylonite"; important in the sealing of hydrocarbon reservoirs bordered by faulting
Net sand thickness Used in conjunction with well logs describing how many feet or meters of sand having porosity above some pre-determined value is present in a wellbore
New field wildcat An Exploration Well which discovers a new oil or gas field as opposed to a new "pool" in an existing field
Oil migration See "Migration" above
Oil prone Used when speaking of hydrocarbon source material; certain sources are more likely to produce oil rather than gaseous hydrocarbons
Oligocene The third Epoch or Series of the Tertiary Period of the geologic time scale, roughly 23.8 to 33.7 million years ago
Oolites oolitic porosity - Small concentrically layered spheres composed of calcium carbonate; they form in gentle wave action environments where carbonate is precipitated evenly on a "seed" sand grain or shell fragment; the solution of oolites in a rock often results in very high porosity
Ordovician The second Period of the Paleozoic Era of the geologic time scale, roughly 440 to 505 million years ago
Paleocene The first Epoch or Series of the Tertiary Period of the geologic time scale; roughly 55.5 to 65 million years ago
Paleotopography Ancient paleotopographic surface
Pennsylvanian The sixth Period in the Paleozoic System, or the Lower Carboniferous on the geologic time scale; roughly 286 to 325 million years ago
Permeability A measure of the ability of a fluid to flow through a reservoir rock; see Darcy and Millidarcies
Prospect The combination of land and geological/geophysical data gathered and interpreted over a specific property that indicates an area is suitable for testing with a wildcat or a new field wildcat test well
PTD Proposed Total Depth, with respect to a proposed test well
Regional dip counter regional dip - Regional dip is the direction and magnitude of expected dip at a specific location within a basin; counter-regional dip is the dip direction and magnitude not expected at a certain location; counter-regional dip indicates the possible presence of a hydrocarbon trap

Royalty That part of a revenue stream from a given well which is reserved by the land/mineral owner and is not subject to operating costs
Salt domes Large salt swells which rise through a sedimentary sequence and give rise to hydrocarbon trap formation; the result of sediment loading on a salt deposit
Seal, top seal That rock unit which overlays a hydrocarbon reservoir which "seals" hydrocarbon in place limiting vertical migration
Sediment loading The process of depositing large amounts of sediment within a restricted area causing movement and plasticity of underlying rock units

Sedimentary rock A rock created by the compaction and cementation of small erosion particles; or the precipitation of salts from a saturated aqueous solution
Sedimentary sequence The layered series of rocks which contains the record of depositional history
Sedimentary wedge The areal extent to which a sedimentary sequence is spread; a wedge because that is the geometry associated with deposition from a source area to a depositional plain
Seismic amplitude The relative strength of a reflection caused by the contrasting velocities and densities of two rock units in contact
Seismic event A seismic reflection from a marker or horizon; usually semi-continuous except where broken by faulting or depositional processes
Seismic profile/section The results of collecting seismic data in an organized traverse across the surface of the earth; gives an acoustic picture of a specific cross-section of the earth at a given location
Seismic surveys/2D and 3D Methods of collecting seismic data; 2D data are collected in one plane while 3D data are collected over an entire area or prospect
Silurian The third Period in the Paleozoic System on the geologic time scale; roughly 410 to 440 million years ago
Show An indication hydrocarbons may be present in a wellbore
Source/Source rock Those rocks containing enough organic matter that when buried deeply enough will produce hydrocarbons
S-shaped drilling The process of drilling deviated wells (usually multiple wells from one location) to lower costs and best exploit a reservoir
Step-out development well Wells drilled within or near a known field that will extend the limits of that field
Stratigraphic marker A well known rock unit that is used to locate other rock units based on its location or position in a vertical column of rocks; it may also be a specific seismic event identified on a seismic profile or section
Stratigraphic trap A hydrocarbon trap not dependent upon structural closure, but upon considerations of stratigraphy and results of depositional and/or erosional processes
Submarine canyon A deep sub-sea canyon in which sediments are transported to their final destination
Syn-deposition Processes other than deposition that occur at the same time as deposition and which may be related to or caused by deposition
Tcf Trillion Cubic Feet
Tectonism Movement within the earths crust caused regionally by movements within the earth's crust or core, and locally by sediment deposition and loading; results in regional features (basins, etc) and local features (structures, hydrocarbon traps, etc.)
Tertiary The first Period of the Cenozoic Era of the geologic time scale, roughly from 65 to 1.8 million years ago

Unconformable/unconformity A hiatus in the rock record is marked by an "unconformity", that is a period of non-deposition and/or erosion; rock units lie "unconformably" on other rock units if there is period of non-deposition or erosion between them
Up-thrown Rock units on the side of a fault that has risen relative to those on the opposite side of the fault are said to be "u-thrown"
Velocity/as in rocks A measure of how fast sound travels through specific rock units; usually measure in feet/second or meters/second
Volcanoclastic rocks Clastic rocks that have their origin in volcanic events; a accumulation of volcanic ash and/debris which is solidified and compacted into a rock unit
Wadi-type Deposition which indicates transport and deposition in a steep sided valley with an

intermittent stream in arid conditions
Well control Information derived from wells drilled in an area; hard data points for a prospect
Well logs/electric logs Wellbores are typically "logged" by the use of electric tools or "sondes" lower in the wellbore and which measure properties of rock units within the wellbore
Well spacing the density that wells may be drilled on a prospect for optimum drainage; well spacing is usually controlled by a governmental body having jurisdiction over the production of hydrocarbons: in Texas the governing body is the RRC

Financial Information

8.1 Pro Forma Consolidated Statement of Financial Position

Set out below, for the purposes of illustration only, is a pro forma statement of financial position of the Company after taking into account the Issue. It is based on the unaudited statement of financial position of the Company as at the date of DOCA Completion (3 January 2009) and the unaudited financial position of Niger Oil and Gas International Inc. as at 31 December 2008, assuming that Completion has occurred and the costs of the Issue contemplated by this Prospectus have been paid and written off against contributed equity.

The pro-forma consolidated statement of financial position presented in this Section should also be read in conjunction with Section 9 (Risk Factors) and other information contained in this Prospectus.

The financial information is presented in an abbreviated form and does not contain all the disclosures that are usually provided in an annual report prepared in accordance with the Corporations Act.

	$
Current Assets	
Cash	46,114
Exploration Properties	1,765,485
Total Current Assets	1,811,599
Non Current Assets	-0-
Total Assets	1,811,599
Current Liabilities	-0-
Total Liabilities	-0-
Net Assets	$1,811,599

The unaudited pro forma statement of financial position assumes:

(i) The Capital Raising is completed without Over-subscriptions and all Transaction Costs (brokerage fees, and other expenses of the Transaction (totaling $539,010)).

(ii) Niger Oil and Gas International net cash at Completion is $106,000 i.e a depletion of $201,196 on the position as at 31 December 2009;

(iii) Out of Niger Oil and Gas Internationals cash reserves as at 31 December 2009, $85,000 has been paid to exercise the Participation Interest Options, and to pay its share of land; seismic, geology and prospect fees

(iv) Niger Oil and Gas net Completion Date cash position is $150,000.

(v) No value is attributed to the exploration assets of Niger Oil and Gas in excess of the $83,100 option payment

(vi) None of the Existing Director Options have been exercised.

(vii) No acceptances are received under the Shareholder Offer. Cash could increase by up to $1,250,000 depending on the level of acceptance of the Shareholder Offer.

For details on the financial position of the Company if Completion does not occur, please refer to Section 8.

8.2 Incorporation by Reference

As permitted by the Corporations Act, the following documents that have been lodged by the Company and this Prospectus is taken to include them:

The Company will give a copy of the above documents free of charge to anyone who asks for them during the application period of this Prospectus.

Capital Structure

At Completion the capital structure of the Company will, subject to the assumptions below, be as follows:

Shares held by existing shareholder	55,000,000
Shares issued under Public Offer	10,000,000
Shares issued under Private Offer	35,000,000
Maximum number of shares on issue at completion	**100,000,000**
NA	
NA	
NA	

The capital structure of the Company in the table above assumes the following transactions had taken place at Completion:

(i) The issue of 55,000,000 Shares (pre Consolidation) pursuant to the Prospectus at an issue price of $0.0001 each to raise $5,500 i.e. the Shareholder Offer is fully subscribed;

(ii) The issue of 10,000,000 Shares pursuant to the Prospectus at an issue price of 50 cents each to raise $5,000,000 i.e. the Public Offer is fully subscribed;

(iii) The allotment of Over-subscriptions of 2,500,000 Shares pursuant to the Prospectus at an issue price of 50 cents each to raise $1,250,000, i.e. the Over-subscriptions are allotted in full;

NUMBER

Shares held by Existing Shareholders 55,000,000
Shares issued under the Private Offer 35,000,000
Shares Issued Under the Public Offer 7,500,000
Over-subscriptions 2,500,000

Maximum number of Shares on Issue at Completion 100,000,000

Risk Factors

Investment in Shares and Options pursuant to the Offers must be regarded as speculative and prospective investors and Eligible Shareholders should consider the risk factors described in this Section, together with the information contained elsewhere in this document before considering an investment. The Company will, subject to Completion, operate in the hydrocarbon exploration and development industry and accordingly is subject to the risks inherent to that industry.

The price of the Company's Shares will be subject to varied and unpredictable influences on the markets for equities generally and the Company's stocks in particular.

The Directors strongly recommend that potential investors examine the contents of this Prospectus in its entirety and consult licensed professional advisers before making an investment decision.

The following is not intended to be an exhaustive list of the risks to which the Company is exposed.

9.1 General investment risk factors

Factors such as inflation, currency fluctuation, interest rates, marketing sentiment and commodity prices may have a significant impact on the Company's future revenues. The impact of those factors on the Company's future profitability is to a large extent beyond the control of the Company.

9.2 General economic risk

Changes in the general economic climate in which the Company operates may adversely affect the financial performance of the Company. Factors which contribute to that general economic climate include:

(a) Contractions in the world economy or increases in the rate of inflation resulting from domestic or international conditions (including movements in domestic interest rates and reduced economic activity);

(b) The level of direct or indirect competition against the Company;

(c) International currency fluctuations;

(d) New or increased government taxes or duties or changes in taxation law; and

(e) Changes in government regulatory policy affecting the industry in which the Company operates and further regulation of the industry generally.

9.3 Share market conditions

The price of the Company's Shares may be influenced by international and domestic factors. Should these produce a negative effect on the share price, this may also affect the Company's ability to raise development capital.

In addition, there is no guarantee on price and its discretion to lift the suspension of the Company's Existing Shares and admits to quotation the Shares offered under this Prospectus.

9.4 Exploration and Development Risks

Potential investors should understand that hydrocarbon exploration and development is a high-risk undertaking.

There can be no assurance that the Company's exploration and development activities will result in the discovery of an economic hydrocarbon resource. Even if an apparently viable resource is identified, there is no guarantee that it can be economically exploited.

9.5 Commercialization
Even if the Company recovers potentially commercial quantities of oil and gas, there is no guarantee that the Company will be able to successfully transport the oil and gas to commercially viable markets or sell the oil and gas to customers to achieve a commercial return.

9.6 Reserve Estimates
Reserve estimates are expressions of judgment based on knowledge, experience and industry practice and the reserves classifications are related to the inherent risks in producing recoverable oil. Estimates which were valid when originally calculated may alter significantly when new information or techniques become available. In addition, by their very nature, reserve estimates are imprecise and depend to some extent on interpretations, which may prove to be inaccurate. As further information becomes available through additional drilling and analysis, the Estimates are likely to change. This may result in alterations to development and production plans which may, in turn, adversely affect the Company's operations.

9.7 Environmental Risks
The operations and proposed activities of the Company will be subject to USA and Africa laws and regulations concerning the environment. As with most exploration projects and production operations, the Company's activities are expected to have an impact on the environment, particularly if advanced exploration or field development proceeds. It is the Company's intention to conduct its activities to the highest standard of environmental obligation, including compliance with all environmental laws. Nevertheless, there are certain risks inherent in the Company's activities such as accidental leakages or spills, or other unforeseen circumstances which could subject the Company to extensive liability.

9.8 Regulatory Approvals
The Company will require government regulatory approvals for its operations and facilities installations. This may from time to time affect timing and scope of work to be undertaken.

9.9 Access
The Company, in order to conduct its exploration and development programs, may require approval from government and non-government bodies to facilitate access to blocks and leases in which it has an interest.

9.10 Taxation
Profits arising from the discovery and commercialization of oil and gas fields located in the USA will be subject to USA taxation. The tax treatment could vary significantly from that applied in Africa.

9.11 Title Risks
The process of confirming legal title to a prospect is an ongoing task. The Directors of the Company will ensure that titles are confirmed immediately prior to the commencement of drilling a well. In the event that, at that time, clear title cannot be determined then drilling on a prospect could be delayed or halted indefinitely.
In relation to the Company's interests in the Australian Prospects, under the relevant petroleum legislation no rights or interests exist until registration of the relevant dealing occurs which in turn is dependent on approval by the relevant Minister.

9.12 Competition
The Company will be competing with other companies in its exploration and development activities, many of which will have access to greater resources than the Company and may be in a better position to compete for future business opportunities. There can be no assurance that the Company can compete effectively with these companies.

9.13 Commodity Price Volatility and Exchange Rate Risks
If the Company achieves success leading to hydrocarbon production, the revenue it will derive through the sale of commodities exposes the potential income of the Company to commodity price and exchange rate risks.
Commodity prices fluctuate and are affected by many factors beyond the control of the Company. Such factors include supply and demand fluctuations for oil and gas, the quality of the oil, technological advancements, forward selling activities and other macro-economic factors.
Furthermore, prices of commodities in the USA are denominated in United States dollars, whereas the income and expenditure of the Company are and will be taken to account in Australian currency, exposing the Company to the fluctuations and volatility of the rate of exchange between the United States dollar and the Australian dollar as determined in international markets.

9.14 Legal Risks
The introduction of new legislation or amendments to existing legislation by governments, developments in existing common law, or the respective interpretation of the legal requirements in any of the legal jurisdictions which govern the Company's operations or contractual obligations, could impact adversely on the assets, operations and, ultimately, the financial performance of the Company and its securities.

9.15 Acts of terrorism and outbreak of international hostilities
Acts of terrorism or an outbreak of international hostilities may adversely affect the operations of the Company or more generally the operation of global markets, including the stock market.

9.16 Uncertainties of nature
The Company's activities are subject to uncertainties of nature including natural disasters and extreme weather conditions.

9.17 Specific Risks Associated with the Company and the Offers
Terms of Option and Participation Agreements, Memoranda of Understanding and Farm-in Agreements
The Option and Participation Agreements, Memoranda of Understanding and Farm-in Agreements contain conditions that must be satisfied prior to the Company acquiring and earning its interest in the Prospects. Some of the conditions are within the control of the Company and others are outside the control of the Company. The conditions are set out in detail in the Summary of Material Contacts in Section 15.4 of this Prospectus.

Joint Venture/Operating Agreements
The Company will become a party to joint venture operating agreements for the Prospects in which it will earn minority interests. Under these agreements, the Company may be required to commit to programs and budgets which it does not necessarily agree with or have the cash resources to fund. It may also be required to contribute to any increases in capital expenditure requirements and/or operating costs. Furthermore, the situation could arise

where any or all of the other joint venture parties are unable to fund their pro rata contributions to expenditure, in which case the Company may have to make increased contributions to ensure that the program succeeds.
Other companies may be operators under joint venture operating agreements and, as a minority joint venture partner, the Company will be dependent to a degree on the efficient and effective management of these companies as operators. The objectives and strategy of these operating companies may not always be consistent with the objectives and strategy of the Company, however, the operators must act in accordance with the directions of the joint venture parties. The Company will be required under joint operating agreements to pay its percentage interest share of all costs and liabilities incurred by the joint venture in connection with joint venture activities. In common with other joint venture parties, if the Company fails to pay its share of any costs and liabilities it may be deemed to have withdrawn from the joint venture and may have to transfer its interest in the exploration permits and the joint operating agreements to the other joint venture participants.

Development Risk
The development costs described in this document are based on assumptions with respect to the method and timing of development. By their nature, these estimates and assumptions are subject to significant uncertainties and, accordingly, the actual costs may materially differ from these estimates and assumptions. Accordingly, no assurance can be given that the cost estimates and the underlying assumptions will be realized in practice, which may materially and adversely affect the Company's viability.

Insurance
Insurance against all risks associated with petroleum exploration and production is not always available or affordable. The Company will maintain insurance where it is considered appropriate for its needs however it will not be insured against all risks either because appropriate cover is not available or because the Directors consider the required premiums to be excessive having regard to the benefits that would accrue.

Reliance on Key Personnel
The Company's success will depend in part on the continued services of its Directors, key employees and contractors. The loss of services of one or more of the Company's key employees or contractors could have a material adverse effect on the Company's business, operating results and financial condition.

Financial risks
The Company has limited financial resources. Further development of one or more of the Company's prospects (beyond that described in Section 5) will be dependent upon the Company's ability to obtain future funding. There can be no assurance that such funding required by the Company will be made available to it and, if such funding is available, that it will be offered on reasonable terms.

Acquisitions
As part of its business strategy, the Company may make acquisitions of, or significant investments in, complementary companies and assets. Any such future transactions would be accompanied by the risks inherent in making acquisitions of companies and assets.

Risk Factors
The costs of maintaining the Company (auditors costs and other statutory and compliance costs) until the Directors have had adequate opportunity to fulfil their stated objectives may erode the Company's working capital base.
There is no guarantee or assurance given by the Directors and none can be given that they will be able to achieve the objective of procuring the investment objectives of the Company.

No liquid market to sell Shares and Options
Shareholders will not have a ready market to sell Shares and Options in the Company.

Company successfully achieving its aims
The Company may not be successful in acquiring a business or project of sufficient merit, strength or potential.
The Directors are unable to provide investors with information as to the ultimate investments to be made by the Company, as no investment has been selected. Investors must therefore make their decision to invest on the basis of the skills of the Directors.
The raising of additional funds to acquire and support the acquisition of a business or project may not be possible (or not on sufficiently attractive terms). This may be due to reasons such as - general market conditions - investor sentiment and confidence.
No assurance can be given that future funding will be available to the Company on favourable terms, or at all, and no assurance can be given that the Company's Shares will be registered to quotation on U S Securities and Exchange Commission.

Timing
The Company has not presently identified a suitable asset or project. The timing of such asset identification is unknown and the Directors can give no assurance as to the ultimate timing.

Dependence on key personnel
The Company is dependent on its Directors, the loss of whose services could have an adverse effect on the business of the Company.

Additional Statutory and Other Information

10.1 Incorporation

The Company was incorporated on August 12, 1994

10.2 Company Tax Status and Financial Year

The Company is taxed in United States as a public company.
The financial year of the Company ends on December 31 annually.

10.3 Legal Proceedings

The Directors are not aware of any litigation of a material nature pending or threatened which may significantly affect the Company.

10.4 Material Contracts

Set out below is a brief summary of certain contracts which have been entered into by the Company and which have been identified as material and relevant to potential investors. To fully understand all rights and obligations of a material contract it would be necessary to review each contract in full and these summaries should be read in that light.
(a) Implementation Agreement Details of the Implementation Agreement are set out in Section 3.3.
The Broker's obligations are conditional on the following remaining matters (amongst other conditions):
• At the Meeting shareholders approving the issue of Shares and Options pursuant to the Offers as well as the other Resolutions; and
• Compliance of the Prospectus with the Listing Rules, the Constitution and the Corporations Act.
The Broker is entitled to receive from the Company a fee of $1,125,000 and a lodgment and selling fee of 5% of the total funds raised under the Public Offer.
• Director or a Proposed Director is charged with an indictable offence or is disqualified from acting as a director of a corporation;
• US Securities and Exchange issues, or threatens to issue, a proceeding, hearing or investigation in relation to the Offers;
• Any government agency commences any public action, hearing or investigation against the Company or any of its directors in their capacity as a director of the Company or announces that it intends to take such action; or
The Company has also provided standard representations and warranties.
(b) USA Prospects - Agreements
Niger Oil and Gas International Inc. has acquired or will acquire its interests in the USA Prospects pursuant to various agreements. Details of the interests and obligations Niger Oil and Gas has under these agreements are outlined in Section 5.2, the parties in respect of exploring, developing and producing oil and gas, including:
• The appointment (and removal) of an operator;
• The drilling of wells;
•The election of parties to participate, and the relinquishment of interest for non-participation;
• The completion of wells, plugging and abandonment;
• The expenditure and liability of parties; and
• Transfer of interests.
Niger Oil and Gas International Inc. may terminate the option and participation agreement with respect to the obligation of acquiring additional leases if there is a change in control of Daytona or if Daytona ceases to be operator of the leases.

Please read all Instructions on The reverse Of this form

Share Registrars Use Only	Broker Reference Stamp Only	Broker Code

NIGER OIL AND GAS INTERNATIONAL INCORPORATED

Number of Shares applied for at $0.50 per Share

Minimum 10,000 Shares and then multiples of 1,000 Shares, You may be allocated all of the Shares above

Total amount payable

Check(s), Bank Transaction to equal this amount

Full name details title, given name(s) (no initials) and surname or company name

Tax File Number(s)/ABN or exemption category

Name of applicant 1

Applicant 1/Company

Name applicant 2 or account name

Applicant 2/trust

Name of applicant 3 or account name

Applicant 3/exemption

Full postal address

Number/street

Suburb/town

Contact details

Contact name

Drawer Check number

BSB number Account number

Total Amount of check

Return of this Public Offer Application Form with your check for the Application Monies will constitute your offer to subscribe for Shares in the Company.

I/We declare that:

(a) this Application is completed according to the declaration/appropriate statements on the reverse of this form and agree to be bound by the Constitution of the Company; and

(b) I/we have received personally a copy of this Prospectus accompanied by or attached to this Public Offer Application Form or a copy of this Public Offer Application Form or a direct derivative of this Public Offer Application Form, before applying for Shares.

You should read the Prospectus dated May 20 2010 carefully before completing this Public Offer Application Form. The Corporations Act prohibits any person from passing on this Public Offer Application Form (whether in paper or electronic form) unless it is attached to or accompanies a complete and unaltered copy of the Prospectus and any relevant supplementary prospectus (whether in paper or electronic form).

This Public Offer Application Form relates to the Offer of a maximum of 10,000,000 Shares in Niger Oil and Gas International at $0.50 per Share pursuant to the Prospectus dated May 20, 2010. The expiry date of the Prospectus is the date which is 13 months after the date of the Prospectus. The Prospectus contains information about investing in the Shares of the Company and it is advisable to read this document before applying for Shares. A person who gives another person access to this Public Offer Application Form must at the same time and by the same means give the other person access to the Prospectus, and any supplementary prospectus (if applicable). While the Prospectus is current, the Company will send paper copies of the Prospectus, and any supplementary prospectus (if applicable), and a Public Offer Application Form, on request and without charge.
Please complete all relevant sections of this Public Application Form using BLOCK LETTERS.

Correct Forms of Title
Note that only legal entities are allowed to hold Shares. Applications must be in the name(s) of a natural person(s), companies or other legal entities acceptable to the Company. At least one full given name and the surname are required for each natural person.
The name of the beneficiary or any other non-registerable title may be included by way of an account designation if completed exactly as described in the example of correct forms of registerable title below:

TYPE OF INVESTOR	CORRECT FORM OF REGISTRATION TITLE	INCORRECT FORM OF REGISTRATION TITLE
Individual **Use given names in full, not initials**	Mr. John Doe	J A Doe
Minor (a person under the age of 18) **Use the name of a responsible adult; do not use the name of a minor.**	John Doe <Peter Smith>	Peter Dole
Company **Use company title, not abbreviations**	ABC Pty Ltd	ABC P/L or ABC Co
Trusts **Use trustee(s) name(s), do not use the name of the trust**	Mrs. Sue Dole <Sue Smith Family A/C>	Sue Doe Family Trust
Deceased Estates **Use executor(s) personal name(s), do not use the name of the deceased**	Ms Jane Dole <Est. John Smith A/C>	Estate of late John Dole
Partnerships **Use partners personal names, do not use the name of the partnership**	Mr. John Dole and Mr. Michael Dole <John Dole and Son A/C> John	John Doe and Son

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of BATON ROUGE, State of LOUISIANA, on JUNE 10, 2010

(Issuer) NIGER OIL AND GAS INTERNATIONAL INC.

By (Signature and Title) [signature] /CHAIRMAN

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) [signature]
(Title) CHAIRMAN
(Selling security holder) NIGER OIL AND GAS INTERNATIONAL INC
(Date) 6/10/2010

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.